

April 29, 2011

Paul E. Huck
Senior Vice President and Chief Financial Officer
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, Pennsylvania 18195-1501

  Re: **Air Products and Chemicals, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2010
    Filed November 23, 2010
    File No. 1-04534
    Response Letters Dated March 28, 2011 and April 20, 2011

Dear Mr. Huck:

  We refer you to our comment letters dated March 15, 2011 and April 8, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

        Sincerely,

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Pamela Long
  Assistant Director
  Division of Corporation Finance